Filed by 7GC & Co. Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

7GC & Co. Holdings Inc.

Commission File No.: 001-39826

Date: March 28, 2023

Hyros Announces AdTech Veteran & Entrepreneur Inman Breaux as Chief Executive Officer to Helm the Leading Multi-Channel Attribution Company

Hyros to Address Customer Data Privacy Attribution Issues Impacting the AdTech Industry

AUSTIN, TX – March 28, 2023 – Hyros Inc. (“Hyros”), a leading multi-channel attribution company, today announced that AdTech Veteran Inman Breaux has been named Chief Executive Officer (CEO). Breaux assumed day-to-day leadership of the company earlier in March and is focused on expanding its go-to-market strategy and accelerating the next stage of growth.

Alex Becker, founder of Hyros, has transitioned from his role as CEO and has assumed the position of Chief Revenue Officer and will be heavily focused on product development.

“Inman’s years of experience, deep industry connections and leadership voice that has helped shape the AdTech industry is a tremendous asset to help drive Hyros forward. We’re excited to have him take the helm of the team and are excited for him to bring his extensive vision to our customers,” said Becker. “We’re laser focused on scaling our attribution platform and expect to be able to successfully meet these goals under Inman’s leadership with his breadth of advertising attribution and MarTech expertise.”

Breaux brings over 15 years of customer privacy, advertising technology, operations and digital media experience to Hyros. He most recently served as the CEO of AirNow Media. Prior to AirNow Media he co-founded the mobile AdTech company Airpush, in 2010 and served as President & COO until it was acquired by Appscatter in 2020. Prior to his entrepreneurial career, Breaux was an early team member of The Rubicon Project (NYSE: MGNI) and MoVoxx (Acquired by Motricity).

Previously Announced Acquisition of Hyros by Banzai International, Inc. (“Banzai”)

The decision to bring Breaux on board as CEO is well-timed after Hyros and Banzai, a leading end-to-end video engagement platform for marketing, have entered into a merger agreement, as previously announced on December 8, 2022. Immediately prior to the closing of a proposed transaction between Banzai and 7GC & Co. Holdings Inc. (NASDAQ: VII) (“VII”), a publicly-traded special purpose acquisition company, Banzai will acquire Hyros for approximately $110 million (subject to customary and negotiated adjustments) in a primarily stock transaction.

The acquisition is expected to enhance Banzai’s role as a full-stack marketing technology platform, as Hyros’ strength is growing revenue attribution for digital marketers, helping enterprise and SMB customers get accurate sales and marketing data that they can leverage into making better ROI decisions.

“Inman will be an integral part of our mission to provide a fully integrated marketing platform and address the growing privacy-safe attribution issues facing marketers,” said Joe Davy, CEO and Founder of Banzai. “Combining the offerings of Hyros and Banzai is expected to create a leading fully integrated suite of customer experience marketing solutions.”

“Privacy is the new frontier - across every touch point for every company. It's no longer just a compliance issue, it's a competitive differentiator if managed and leveraged effectively,” said Breaux. “To lead the AdTech and data privacy groundwork of Hyros and help address the next wave of privacy attribution is a dream opportunity. And to become a part of Banzai’s suite of solutions will extend our collective market offerings, with companies needing to effectively target customers safely and anonymize data. It’s going to be a critical offering as third-party cookies are going away.”

Why Hyros

With the recent regulation changes related to targeted advertising content and the gradual phase out of third-party cookies with some web browsers, the evolving nature of attribution is important now more than ever before. Hyros provides the highest level of ad tracking for digital businesses leading to significant return on ROI.

About Hyros

Hyros is a multi-channel attribution company that provides a suite of service for digital businesses, including ad attribution and email/call tracking. Hyros provides in-depth sales data to help businesses better understand their customers. Visit us at www.hyros.com

About Banzai

Banzai is a leading enterprise SaaS Video Engagement platform used by thousands of marketers to power webinars, trainings, virtual events, and on-demand video content. On a mission to make marketing more human, Banzai makes it easy for marketers to create, grow, and track ROI on live and hosted video content by targeting new audiences and deepening customer and prospect relationships. Banzai customers include Square, Hewlett Packard Enterprise, Thermo Fisher Scientific, Thinkific, Doodle and ActiveCampaign, among thousands of others. Learn more at www.banzai.io.

Additional Information and Where to Find It

The proposed business combination between Banzai and VII will be submitted to stockholders of VII for their consideration and approval at a special meeting of stockholders. VII and Banzai will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by VII, which will include preliminary and definitive proxy statements to be distributed to VII’s stockholders in connection with VII’s solicitation for proxies for the vote by VII’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to VII’s stockholders and certain of Banzai’s equity holders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, VII will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. VII’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VII’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about VII, Banzai and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by VII, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on VII’s “Investor Relations” website at https://www.7gc.holdings/sec-filings or by directing a request to info@7gc.co.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

VII and Banzai and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of VII’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding VII’s directors and executive officers in VII’s filings with the SEC, including VII’s Annual Report on Form 10-K filed with the SEC on April 1, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VII’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of VII’s stockholders generally, will be set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

Caution Concerning Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Banzai (including as combined with Hyros) and Banzai’s operating companies following the proposed business combination; (3) changes in the market for Banzai’s and Hyros’ services and technology, and expansion plans and opportunities; (4) Banzai’s unit economics; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; (7) the projected technological developments of Banzai and Hyros; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in additional capital resources, and research and development and the effect of these investments; (11) the amount of redemption requests made by VII’s public stockholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; and (13) expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of VII’s, Hyros’ and Banzai’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Banzai and Hyros. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Banzai (including as combined with Hyros); Banzai’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to Banzai’s operations and business, including information technology and cybersecurity risks, loss of key customers and deterioration in relationships between Banzai and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Banzai and Hyros as a result of the announcement and consummation of the proposed business combination; risks that Banzai is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the amount of redemption requests made by VII's stockholders; the impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in VII’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, VII's Annual Report on Form 10-K for the year ended December 31, 2021, and in those documents that VII has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither VII, Hyros, nor Banzai presently know or that VII, Hyros, and Banzai currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VII’s, Hyros’, and Banzai’s expectations, plans or forecasts of future events and views as of the date of this communication. VII, Hyros, and Banzai anticipate that subsequent events and developments will cause VII’s, Hyros’, and Banzai’s assessments to change. However, while VII, Hyros, and Banzai may elect to update these forward-looking statements at some point in the future, VII, Hyros, and Banzai specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing VII’s, Hyros’, and Banzai’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts for inquiries about Banzai:

Investors

Ralf Esper

Gateway Group

949-574-3860

VII@gatewayir.com

Media

Robert Collins

Gateway Group

617-797-1979

VII@gatewayir.com